CONFIDENT 3) DB

19006052

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MAR 01 2019
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SRA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 SIXTH AVENUE, 4TH FLOOR
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY DIAMOS (404) 536-6984
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER JEFFRIES LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC BLVD., SUITE 700,	DENVER	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

CONFIDENTIAL

OATH OR AFFIRMATION

I, DOUGLAS TEGEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SRA SECURITIES, LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
MAR 01 2019
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Signature

PRESIDENT/CEO
Title

Notary Public

GEORGIA S. GOURNAS
Notary Public, State of New York
No. 01GO6274356
Qualified in Queens County
Commission Expires January 07, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL

SRA SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2018

CONFIDENTIAL

SRA SECURITIES, LLC

CONTENTS

CONFIDENTIAL

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' of
SRA Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SRA Securities, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CONFIDENTIAL

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as SRA Securities, LLC auditor since 2009.

Denver, Colorado
February 11, 2019

CONFIDENTIAL

SRA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash and Cash Equivalents	$	455,850
Accounts Receivable		4,971
Other Assets		638
Total Assets	**$**	**461,459**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts Payable (General Expense)	$	6,497
Accrued Expenses		22,020
Deferred Revenue		61,806
Total Liabilities	$	90,323
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		371,136
Total liabilities and members' equity	**$**	**461,459**

****The accompanying notes are an integral part of this statement.***

SRA SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

REVENUE		
Advisory and Success Fees	$	464,621
Reimbursements and interest income		2,786
Total revenue	$	467,407
EXPENSES		
General and administrative	$	31,266
Professional fees		113,943
Regulatory fees		5,848
Occupancy		51,488
Travel & Entertainment		13,602
Total expense	$	216,148
NET INCOME	**$**	**251,259**

The accompanying notes are an integral part of this statement.

CONFIDENTIAL

SRA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2018

BALANCE, December 31, 2017	$	194,377
Distributions		(74,500)
Net Income	$	251,259
BALANCE, December 31, 2018	**$**	**371,136**

The accompanying notes are an integral part of this statement.

CONFIDENTIAL

SRA SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	313,064
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in accounts receivable		1,837
Increase in other asset		(472)
Increase in general expenses		6,324
Increase in accrued expenses		1,500
Decrease in deferred revenue		(426)
Net cash used in operating activities		321,827
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions		(74,500)
Net cash used in financing activities		(74,500)
NET INCREASE IN CASH AND CASH EQUIVALENTS		247,327
CASH AND CASH EQUIVALENTS, at beginning of year		208,524
CASH AND CASH EQUIVALENTS, at end of year	$	**455,851**

The accompanying notes are an integral part of this statement.

SRA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

SRA Securities, LLC (the "Company") is a New York Limited Liability Company formed on March 4, 2008. The Company conducts investment banking activities, which includes mergers, acquisitions and private placements, in addition to providing consulting services to companies operating mainly in the insurance industry. On June 11, 2009, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member with the Financial Industry Regulatory Authority, Inc. ("FINRA"), and commenced operations as a broker-dealer in October 2009.

Revenue recognition

The Company records revenue from its consulting activities over the terms of the related contracts. Fees receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2018, management believes that it had collectible receivables in fees in the amount of $4,971.

15c3-3 exemption

The Company under Rule 15c3-3(k)(2)(i) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers highly liquid investments with maturities of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes

While the company is not necessarily a taxable entity, the financial statements may include a provision for income taxes. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2015. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $350,527, and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.08 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company is provided office space from a related entity on a month to month basis. The Company and the related entity via common ownership by its members utilize common office space and equipment. The Company reimburses the related entity its share of expenses on a monthly basis. For the year ended December 31, 2018, the Company reimbursed the related entity, $166,048.

NOTE 4 - FINANCIAL INSTRUMENTS

The Company's financial instruments, including cash, receivables, other assets and payables, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

CONFIDENTIAL

SRA SECURITIES, LLC
COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2018

CREDIT:		
Member's equity	$	371,136
DEBITS:		
Other Deductions	$	15,000
Non-allowable assets:		
Account receivables		4,971
Other assets		638
Total debits	$	20,609
NET CAPITAL	$	350,527
Minimum requirements of 6-2/3 % of aggregate indebtedness of $28,517 or $5,000, whichever is greater	$	5,000
Excess net capital	$	345,527
AGGREGATE INDEBTEDNESS:		
Accounts payable (general expenses)	$	6,497
Accrued expenses		22,020
Total aggregate indebtedness	**$**	**28,517**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:		**.08 to 1**

*See the report of independent registered public accounting firm

CONFIDENTIAL

SRA SECURITIES, LLC
RECONCILIATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2018

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	412,333
Adjustments:		
Increase in deferred revenue	$	(61,806)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**350,527**

*See the report of independent registered public accounting firm

CONFIDENTIAL

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
SRA Securities, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) SRA Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 11, 2019

CONFIDENTIAL

SRA SECURITIES, LLC

EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of SRA Securities, LLC (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the fiscal year ended December 31, 2018. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds or delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all transactions between the broker or dealer and its customer through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of SRA Securities, LLC (the "Company").

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Douglas B. Tegen, *Managing Director*